Exhibit 12.1

Amphenol Corporation
Computation of Ratio of Earnings to Fixed Charges

(dollars in millions, except ratios)

	For the fiscal years ended December 31,
	2016	2015	2014	2013	2012
Earnings:
Income before income taxes and net income attributable to noncontrolling interests	$1,131.4	$1,044.0	$966.4	$843.6	$774.6
Fixed charges	89.3	81.8	93.2	75.2	69.5
Total Earnings(1)	$1,220.7	$1,125.8	$1,059.6	$918.8	$844.1

Fixed Charges:
Interest expense	$72.6	$68.3	$80.4	$63.6	$59.6
Interest component of rent expense	16.7	13.5	12.8	11.6	9.9
Total Fixed Charges(2)	$89.3	$81.8	$93.2	$75.2	$69.5

Ratio of Earnings to Fixed Charges	13.7	13.8	11.4	12.2	12.1

(1)              For purposes of determining the ratio of earnings to fixed charges for all periods presented, earnings consist of income before income taxes plus fixed charges, less net income attributable to noncontrolling interests in less than wholly-owned subsidiaries.

(2)              Fixed charges for all periods presented consist of interest expense including amortization of deferred debt issuance costs and approximately one third of rental expenses on operating leases, representing that portion of rent expense which management believes is representative of the interest component of rent expense.